UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Showcases 4G Broadband Wireless Solutions at 4G World in Chicago Dated October 18, 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: October 18 , 2010	By:	/s/ Efrat Makov
	Name:	Efrat Makov
	Title:	CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+1.760.685.2007	+212-830-9080
efrat.makov@alvarion.com	claudia.gatlin@alvarion.com

Media Alert

Alvarion® Showcases 4G Broadband Wireless Solutions at 4G World in Chicago

Visit Alvarion at 4G World October 18-21 at Chicago’s McCormick Place, West Building, booth #101

Chicago, Oct. 18, 2010 - Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, is returning to 4G World 2010, October 18 – 21, at McCormick Place Chicago to showcase its latest 4G wireless broadband solutions, as well as present executive perspectives during keynotes and panel sessions.

Alvarion will feature a keynote presentation on Oct 20th and power breakfast on Oct 19th. At its booth, Alvarion will be featuring significant additions to its RAN portfolio. The portfolio enhancements reflect the company’s ability to reduce total cost of ownership for operators by providing maximum flexibility in network configuration and enabling different deployment scenarios with easy migration to future versions of WiMAX™ and TD-LTE.

“Alvarion provides a future-proof 4G portfolio with flexible indoor, outdoor, macro and micro configuration that helps service providers customize their business case and improves their operational effectiveness,” said Ashish Sharma, vice president of marketing for Alvarion. “We have a long history of WiMAX leadership that gives us a solid footing in the evolving 4G market. Our strategy to utilize a common platform for both WiMAX and TD-LTE technologies allows our customers the flexibility to plan their networks for the future.”

Show activities featuring Alvarion executives and customers include:

•
WCAI 3.65 GHz Summit: Operator Coordination Strategies in the “Restricted” Band – Monday, Oct. 18 at 10:00 a.m. CT in Skyline Ballroom; Speaker: Dr. Mo Shakouri, corporate vice president, innovation and marketing, Alvarion

•
Power Breakfast: Hosted by Alvarion and Mainstreet Broadband – Tuesday, Oct. 19 at 8:00 a.m. CT in Skyline Ballroom, W-375a; Showcasing Main Street Broadband and the recent experience of rolling out 4G broadband services in multiple markets. Speakers: Mo Shakouri of Alvarion and Bud Zirkle of Mainstreet Broadband

•
Panel: 4G Networks for Rural/Underserved Broadband in U.S. – Wednesday, Oct. 19 at 5:00 p.m. CT in Room W-183b; Speaker: Dr. Mo Shakouri and Alvarion customer Jason Lazar, vice president corporate development, KeyOn

•	Keynote/Featured Session: Delivering the 4G Broadband Experience Today – Wednesday, Oct. 20 at 11:05 a.m. CT in Skyline Ballroom; Speaker: Eran Gorev, president and CEO, Alvarion

•	Panel: 4G Vertical Industry Apps: State of the Market, Smart Power Grid – Wednesday, Oct. 20 at 2:30 p.m. in W-184bc; Speaker: Ashish Sharma, vice president, marketing, Alvarion

•	Panel: The State of WiMAX: A Global Update – Thursday, Oct. 21 at 2:00 p.m. CT in Room: W-184bc; Speaker: Ashish Sharma

Alvarion’s market leading 4G solutions are designed to support both WiMAX and TD-LTE technologies in the future through an innovative open network approach. Both of these technologies will play a major role in enabling broadband services all over the world.

If you are interested in meeting with Alvarion at the show, please contact Christine Buzzetta at cbuzzetta@golinharris.com or follow us on Twitter at  www.twitter.com/Alvarion4G.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.